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                             MATERIAL CHANGE REPORT


         ITEM 1.  REPORTING ISSUER

         The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

         ITEM 2.  DATE OF MATERIAL CHANGE

         October 8, 2003.

         ITEM 3.  PRESS RELEASE

         Press release was issued by Kinross in Toronto on October 8, 2003 with respect to the material change and filed via SEDAR.

         ITEM 4.  SUMMARY OF MATERIAL CHANGE

         On October 8, 2003 Kinross announced that it has executed a Letter of Intent with Crown Resources Corporation whereby Kinross will acquire Crown and its 100% owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometres by road from Kinross' Kettle River gold milling facility.

         ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release dated October 8, 2003.

         ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND ANALOGOUS SECURITIES LEGISLATION OF EACH OF THE OTHER PROVINCES OF CANADA.

         N/A

         ITEM 7.  OMITTED INFORMATION

         N/A

         ITEM 8.  SENIOR OFFICER

                  Ms. Shelley M. Riley
                  Corporate Secretary
                  Telephone: (416) 365-5198
                  Facsimile: (416) 365-0237

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         ITEM 9.  STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.


         DATED at Toronto this 9th day of October, 2003.


                                                 KINROSS GOLD CORPORATION


                                                 PER:  Shelley M. Riley
                                                       ----------------
                                                       Shelley M. Riley
                                                       Corporate Secretary

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KINROSS
 Gold Corporatioin
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       KINROSS GOLD CORPORATION ENTERS INTO A LETTER OF INTENT TO ACQUIRE
                          CROWN RESOURCES CORPORATION

TORONTO, ONTARIO, AND DENVER, COLORADO, OCTOBER 8, 2003 . . . KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") AND CROWN RESOURCES CORPORATION (OTCBB-CRCE) ("CROWN") are pleased to announce that the two companies have executed a Letter of Intent whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometres by road from Kinross' Kettle River gold milling facility.

Under the terms of the Letter of Intent, shareholders of Crown will receive
0.2911 shares of Kinross for each share of Crown. Assuming all of Crown's warrants, options and convertible debentures are converted, a total of approximately 13.1 million common shares of Kinross will be issued upon the completion of the transaction. Before the transaction contemplated by the Letter of Intent becomes binding, execution of definitive documentation and respective board approvals are required. The transaction is also subject to regulatory approvals, the successful completion of due diligence and a minimum two-thirds approval at a special meeting of Crown shareholders. The objective is to close the transaction before year-end. Prior to the completion of the acquisition, Crown would dividend to its shareholders its approximate 41% equity interest in Solitario Resources Corporation (TSX-SLR).

The Buckhorn Mountain gold deposit is a high-grade skarn gold deposit located 240 kilometres northwest of Spokane, Washington. As at December 31, 2002, Crown had reported total proven and probable reserves of 1.94 million tonnes grading
13.44 grams per tonne gold and further mineralized material of 1.07 million tonnes grading 13.82 grams per tonne gold. In late 2002 and early 2003, Crown completed a very successful 41-hole infill diamond drilling program designed to upgrade some of the mineralized material to the proven and probable category. With the assistance of an independent consulting engineering firm, Kinross is currently updating the Buckhorn Mountain reserve and mineralized material estimates with the new data reported by Crown in their press releases of January 23rd, February 25th and April 10th, 2003, available at www.crownresources.com. The objective is to prepare reserve and resource estimates that are compliant to Canadian National Instrument 43-101. The focus of these efforts is a high-grade underground mining scenario that minimizes surface disturbance and environmental impacts while providing significant economic benefits to the State and local communities.

The current plan, which contemplates the development of an underground mine rather than an open pit mine, positively addresses major environmental concerns identified during previous permitting efforts. Kinross is confident that by working in conjunction with Federal, State and local agencies as well as other stakeholders, the permitting process, initiated by Crown, will be successful in obtaining the necessary regulatory approvals to develop an underground mine in a timely manner. In conjunction with the permitting process, Kinross will review potential synergies between its Kettle River operation and the Buckhorn Mountain deposit.

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Chris Herald, President and CEO of Crown stated, "Kinross, through a subsidiary company, has a proven track record of permitting and operating gold mining projects in Washington State. We believe, as a senior gold mining company, Kinross' mining expertise and financial strength should result in the expeditious advancement of the Buckhorn Mountain gold project and provide the optimum benefit from this valuable asset."

Bob Buchan, President and CEO of Kinross added, "This acquisition is a building block towards our goal of increasing reserves and production, and decreasing our total cash costs per ounce through accretive acquisitions. We have been encouraged by the recent legislative changes in the State of Washington, which have improved the business climate and the opportunity for the development of the high quality Buckhorn Mountain gold project. With our underground mining expertise in Washington State and the recent exploration success at Kinross' Emanuel Creek deposits, we look forward to the continuation of successful operations in the district while continuing the partnerships established with the local communities."


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This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross and Crown, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of Buckhorn Mountain is subject to the successful completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Kinross' and Crown's expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' and Crown's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE ACQUISITION:

This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Kinross intends to file with the Securities and Exchange Commission ("SEC") a registration statement that will include a proxy statement on behalf of Crown and a prospectus on behalf of Kinross, and other relevant documents in connection with the proposed acquisition. Investors and security holders of Kinross and Crown are urged to read the proxy statement/prospectus and other relevant materials, when they become available, as they will contain important information about Kinross, Crown and the proposed acquisition. The proxy statement/prospectus and other relevant materials, and any other documents filed by Kinross or Crown with the SEC, may be obtained free of charge at the SEC's website at WWW.SEC.GOV, when filed. A free copy of the joint proxy statement/prospectus and other relevant materials may also be obtained from Kinross, when available.

Crown and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the proposed acquisition. A description of the interests of the directors and executive officers of Crown will be contained in the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC.

For further information from Kinross, e-mail info@kinross.com or contact:

    ROBERT M. BUCHAN           GORDON A. MCCREARY    CARL B. HANSEN
    President and              Vice President        Director Investor Relations
    Chief Executive Officer    Corporate Affairs
    Tel. (416) 365-5650        Tel. (416) 365-5132   Tel: (416) 365-5673

For further information from Crown, contact:

    CHRISTOPHER E. HERALD      DEBBIE W. MINO
    President and              Vice President
    Chief Executive Officer    Investor Relations
    Tel. (303) 534-1030        Tel. (800) 229-6827